Filed by MassMutual Advantage Funds (811-23703)
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Barings Emerging Markets Debt Blended Total Return Fund,
a series of Barings Funds Trust
Investment Company Act File Number of the Subject Company: 811-22845

NOTICE OF MEETING ADJOURNMENT
AND CHANGE OF RECORD DATE

November 11, 2021

Dear Shareholder:

We need your help. Over the past several months, we at Barings have worked to solicit the votes of shareholders of the Barings Emerging Markets Debt Blended Total Return Fund in connection with the proposed reorganization of the Fund into a newly formed mutual fund, the MassMutual Emerging Markets Debt Blended Total Return Fund, for which Barings will serve as sub-adviser. The meeting of shareholders relating to this proposal was initially held on September 29, 2021, but because not enough shareholders responded to the proxy solicitation, the vote on the proposal was adjourned to November 10, 2021. We are now further adjourning the shareholder meeting until December 1, 2021, and the Board has set October 29, 2021 as the new record date for the adjourned session of the shareholder meeting. If you have already submitted your proxy, no further action is required, but shareholders who have not yet returned their proxies are strongly encouraged to return them as soon as possible. Doing so will help us avoid further mailings and phone calls to you and your fellow shareholders.

Institutional Shareholder Services Inc., an independent, nationally recognized proxy advisory firm, has joined the Board of Trustees in recommending that you vote in favor of the proposal.

Both we here at Barings and your Board of Trustees thank you for your attention on this critical vote. Please see the next page of this packet for instructions on how to submit your proxy.

Sincerely,

Daniel McGee
President
Barings Funds Trust

Please vote before December 1, 2021.

If you would like to vote or have questions, please call the number listed below:

844-858-7389

To vote, please use one of the following methods:

VOTE ONLINE	VOTE BY MAIL	VOTE BY PHONE

Visit the Website noted on the enclosed proxy card and enter the control number that appears on the proxy card. Follow the on-screen prompts to vote.	Return an executed proxy card in the postage-paid envelope provided. Please note that the proxy card must be received before December 1st.

Call 844-858-7389 Monday – Friday, 9:00am – 10pm, Eastern time to speak with a proxy specialist.

OR

Call the toll free touch-tone phone number listed on your proxy card. Have your proxy card with control number available. Follow the touch-tone prompts to vote.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund. For information regarding the acquiring fund or the proposed reorganizations, or to receive a free copy of the proxy/statement prospectus, please call (844) 858-7389. The proxy statement/prospectus contains important information about fund objectives, strategies, fees, expenses and risk considerations. The proxy statement/prospectus is also available for free on the website of the Securities and Exchange Commission (www.sec.gov). Please read the proxy statement/prospectus and the enclosed supplement carefully before making any decision to invest or when considering a proposal.